

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 20, 2010

By U.S. Mail and facsimile to (469) 522 -4240

Mr. Gene S. Bertcher, Chief Financial Officer
First Equity Properties, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX   75234

> **Re: First Equity Properties, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **File No. 000-11777**

Dear Mr. Bertcher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Note I – Notes receivable – Affiliated, page 30

1. We note your substantial asset concentration as it relates to your notes receivables from two affiliated entities and your sole source of income consists of the interest on these receivables. We also note your disclosure on page 27 that any adverse conditions that could affect the financial condition of either of these two entities and specifically their ability to service debt obligation owed would have a severe material impact on your financial statements. Please tell us the consideration given to including the financial statements of these affiliated entities to reasonably

inform investors about your exposure to these entities. Refer to SAB Topic 1I by
analogy.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if
you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief